UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048175

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 20 FL
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone 646-216-1733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 3/9/15

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rencap Securities Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

TAHLIA MARIE PANKAU
Notary Public - State of New York
NO. 01PA6293461
Qualified in Queens County
My Commission Expires Dec 9, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2014

Contents

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors

RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc ("the Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of RenCap Securities, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 25,681,967
Receivables from clearing broker	1,360,961
Fixed assets, net	1,246,055
Due from affiliates	1,920
Income taxes receivable	963,893
Deferred tax asset, net	1,628,053
Other assets	448,087
Total assets	$ 31,330,936
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 3,103,544
Accounts payable and accrued expenses	594,843
Due to affiliates	508,236
Total liabilities	$4,206,623
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	21,549,999
Retained earnings	5,574,313
Total stockholder's equity	27,124,313
Total liabilities and stockholder's equity	$ 31,330,936

See the accompanying notes to the statement of financial condition.

RenCap Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The statement of financial condition of the Parent are consolidated in the statement of financial condition of the holding company, Renaissance Capital Investments Limited ("RCIL"). RCIL is primarily engaged in the Russian and Central Independent States financial markets and provides a full range of financial services to clients.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian and African equity markets. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and related expenses are recorded on a trade date basis.

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Fees from related party

The Company's fees from related party income are earned according to the cost plus transfer pricing methodology, in which expenses are reimbursed at cost + 10%.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740-10, Accounting for Uncertainty in Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional tax disclosures on tax reserves. The Company recognizes interest and penalties, if any, to unrecognized tax benefits as income tax expense in the statement of income.

2. Significant Accounting Policies (continued)

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital. The company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At December 31, 2014, the company had net capital of $22,836,305 which was $22,586,305 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, JP Morgan Chase. In the normal course of business the Company will have commissions receivable. At December 31, 2014 the total amount due from JP Morgan Chase was $1,360,961 of which $1,000,000 million consists of a clearing deposit and $360,961 consists of commissions' receivable.

5. Fixed Assets

Fixed assets at December 31, 2014 consist of the following:

Equipment	$ 844,150
Leasehold improvements	3,958,798
Computer software	36,148
Furniture and fixtures	458,969
Total Fixed assets	5,298,065
Less accumulated depreciation	4,052,010
Total fixed assets less accumulated depreciation	$ 1,246,055

6. Income Taxes

The following table reconciles the federal statutory tax rate to the Company's annual effective tax rate ("ETR") of 36.61% for year ended December 31, 2014.

At December 31, 2014, the Company recorded a gross deferred tax asset of $1,939,068, which primarily relates to accrued bonus compensation not yet deductible for tax purposes and net operating loss carryforwards. The Company recorded a gross deferred tax liability of $311,015 which relates to other various state and local income taxes.

At December 31, 2014, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax assets will be fully realized. The Company analyzed its tax positions with respect to applicable income taxes for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2014 and determined that there was no requirement to accrue any liabilities, pursuant to ASC 740-10. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2014.

"The Company is subject to examination in NYC for tax years 2011 through 2013. The Company is subject to examination in NYS for tax years 2011 through 2013. For federal purposes, the Company is subject to examination for tax years 2011 through 2013.

7. Related Party Transactions

Included in Due to affiliates on the statement of financial condition is $361,532 related to the cost plus transfer pricing methodology. Also included in Due to affiliates are costs paid for the company by affiliates of $159,486. Amounts Due from affiliates generally arise from costs paid by the Company on behalf of its affiliates. At December 31, 2014, this amounted to $14,703.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under a non-cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2014 are as follows:

	Minimum Rental Payments
Year ending:	
2015	$ 645,750
2016	645,750
2017	376,688
	$ 1,668,188

The operating lease expires in August 2017 and is subject to escalations.

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2014, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2014 and during the year then ended,

8. Commitments, Contingent Liabilities and Concentration of Credit Risk (continued)

there were no amounts to be indemnified to the clearing broker for these accounts. Trades during 2014 were executed on an agency basis.

The Company maintains its cash balances with two major financial institution.

9. Fair Value Measurement

The Company values all investments in accordance with ASC 820 *Fair Value Measurements and Disclosures* ("ASC 820") (previously, Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*). ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no assets or liabilities measured at fair value under ASC 820 as of December 31, 2014.

9. Fair Value Measurement (continued)

Fair Value Option

ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been not been elected for any financial assets or liabilities.

10. Incentive Compensation Plans

Certain employees of the Company participate in various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred cash which is subject to certain vesting provisions. These awards are expensed over the vesting period.

11. Subsequent Events

The company has evaluated subsequent events through February 27, 2015, the date as of which these statement of financial condition are available to be issued.

The company removed $15,000,000 in equity capital as a return of capital to its shareholder on February 9, 2015. The withdrawal was due to the company's non-use of that capital and the withdrawal resulted in the company maintaining excess net capital of approximately $7,500,000.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
RenCap Securities, Inc

We have performed the procedures enumerated below, which were agreed to by those charged with governance and management of RenCap Securities, Inc. ("the Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (see Form SIPC-7 attached) for the year ended December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. We compared the Company's "Total assessment balance and interest due (or overpayment carried forward)" amount as reported in the Form SIPC-7 as of December 31, 2014, to a check made payable to Securities Investor Protection Corporation. **No findings were noted.**

2. Compared the amounts reported on the Company's audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014. **No findings were noted.**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including information derived from the Company's Form X-17A-5 for the year ended December 31, 2014. **No findings were noted.**

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. **No findings were noted**.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. **No differences were noted.**

EY

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015